UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Announcement Regarding Schedule of Woori Financial Group’s 2025 Earnings Release Conferences

Woori Financial Group Inc. hereby announces its schedule of earnings release conferences for 2025 in advance, as part of its execution of the “Corporate Value Enhancement Plan” previously disclosed on July 25, 2024 and to enhance communication with shareholders and investors.

[Schedule of Woori Financial Group Inc.’s Earnings Release Conferences in 2025]

•	FY2024 Annual Results : Feb 7, 2025 (Fri), 16:00 (Korea Standard Time(KST))

•	1Q2025 Results : Apr 25, 2025 (Fri), 16:00 (KST)

•	1H2025 Results : Jul 25, 2025 (Fri), 16:00 (KST)

•	3Q2025 Results : Oct 24, 2025 (Fri), 16:00 (KST)

Please note that the above schedule is tentative and subject to the approval of the financial statements by the Board of Directors and the financial reporting timeline, and may therefore be revised depending on the company’s circumstances. Woori Financial Group Inc. will file a separate notice regarding the earnings release conference at least three days prior to the scheduled date.

For further information, please visit the company’s website: https://www.woorifg.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: February 4, 2025	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President